EXHIBIT 1


RMC Group p.l.c. and CEMEX, S.A. de C.V.

25 October 2004



         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM
                          AUSTRALIA, CANADA OR JAPAN



                             FOR IMMEDIATE RELEASE



                               RMC GROUP p.l.c.



         RECOMMENDED ACQUISITION BY CEMEX UK LIMITED, A SUBSIDIARY OF
                              CEMEX, S.A. de C.V.



                          POSTING OF SCHEME DOCUMENT



RMC and CEMEX announce that RMC has today posted to Shareholders the Scheme Document relating to the recommended acquisition by CEMEX UK of RMC.

The Acquisition is being implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985. The Court Meeting and the Extraordinary General Meeting of RMC Shareholders to approve the Scheme will be held on 17 November 2004. Subject to the receipt of regulatory clearances, it is expected that the Scheme will become effective on 12 January 2005.

Terms defined in the recommended acquisition announcement issued by RMC and CEMEX dated 27 September 2004 have the same meaning in this announcement.

Enquiries:

RMC                                                  Tel: +44 (0) 1932 568 833
Gary Rawlinson (Investor Relations)
Tim Stokes (Media Relations)


Cazenove                                             JPMorgan
(Financial Adviser and Corporate Broker to RMC)      (Financial Adviser to RMC)
Tel: +44 (0) 20 7588 2828
Nick Wiles                                           Tel: +44 (0) 20 7742 4000
Piers Coombs                                         Robert McGuire
Roger Clarke                                         Henry Lloyd
                                                     Eamon Brabazon

ABN Amro Hoare Govett                                Tel: +44 (0) 20 7601 0101
(Corporate Broker to RMC)
Peter Meinertzhagen
Chris Zeal

Citigate Dewe Rogerson                               Tel: +44 (0) 20 7638 9571
(PR Adviser to RMC)
Jonathan Clare
Michael Berkeley

CEMEX

Javier Trevino (Media Relations)                     Tel: +44 (0) 20 7379 5151
Maher Al-Haffar (Investor Relations)                 Tel: +1 212 317 6006

Goldman Sachs International                          Citigroup

(Financial Adviser and Corporate Broker              (Financial Adviser and
to CEMEX and CEMEX UK)                               Corporate Broker to CEMEX
Tel: +44 (0) 20 7774 1000                            and CEMEX UK)
Simon Dingemans                                      Tel: +44 (0) 20 7986 4000
Basil Geoghegan                                      Philip Robert-Tissot
                                                     Cyrus Shabi
                                                     Jan Skarbek

The Maitland Consultancy                             Tel: +44 (0) 20 7379 5151

(PR Adviser to CEMEX and CEMEX UK)
Angus Maitland
Philip Gawith


The directors of RMC accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of CEMEX UK and the directors of CEMEX accept responsibility for the information contained in this announcement relating to CEMEX UK and CEMEX. To the best of the knowledge and belief of the directors of CEMEX UK and the directors of CEMEX (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cazenove, which is regulated by the Financial Services Authority, is acting as financial adviser and corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Acquisition, or the contents of this announcement.

JPMorgan, which is regulated by the Financial Services Authority, is acting as financial adviser to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Acquisition, or the contents of this announcement.

Hoare Govett, which is regulated by the Financial Services Authority, is acting as corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Hoare Govett or for providing advice in relation to the Acquisition, or the contents of this announcement.

Citigroup and Goldman Sachs International, which are regulated by the Financial Services Authority, are acting as financial advisers and corporate brokers to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to their respective customers or for providing advice in relation to the Acquisition, or the contents of this announcement.